

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Michael Balkin
Chief Executive Officer
Foresight Acquisition Corp.
233 N. Michigan Avenue
Suite 1410
Chicago, IL 60601

Re: Foresight Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 2, 2021
File No. 333-251978

Dear Mr. Balkin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors
Our warrant agreement will designate the courts of the State of New York..., page 70

1. We note your response to prior comment 2. Please revise to clarify whether the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. In that regard, you state that your warrant agreement will provide that, subject to applicable law, any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. However you also state that this provision will not apply

to any complaint asserting a cause of action arising under the Securities Act against you or any of your directors, officers, other employees or agents.

 You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Simon, Esq.